UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 16, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes              No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes             No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No X
Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 73rd ANNUAL
GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

16 May 2017
NEWS RELEASE
RESULTS OF THE 73
rd
ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Tuesday, 16 May 2017
(“A nnual General Meeting ”) all the ordinary and special resolutions, as set out in the 2016 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2016, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 308,143,274 shares representing 75.34
% of AngloGold Ashanti’s issued share capital as at Friday, 5 May 2017, being the Voting
Record Date.

The voting results were as follows:
1. Ordinary resolution 1 - Re-election of directors
Total shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Mr SM Pityana
99.12 0.88 306,871,282 75.03 0.31
1.2 Mr RJ Ruston
99.97 0.03 306,955,569 75.05 0.29
1.3 Ms MDC Richter
99.97 0.03 306,953,050 75.05 0.29

2. Ordinary resolution 2 - Election of a director
Total shares voted
Shares
abstained
Director For (%) Against (%) Number %
(1)
%
(1)
Mrs SV Zilwa 99.83 0.17 306,950,570 75.05 0.29

3. Ordinary resolution 3
–
Reappointment and appointment of Audit and Risk Committee members
Total shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr R Gasant
99.98 0.02 306,951,197 75.05 0.29
3.2 Mr MJ Kirkwood
99.98 0.02 306,951,370 75.05 0.29
3.3 Mr RJ Ruston
99.98 0.02 306,951,529 75.05 0.29
3.4 Mr AH Garner
99.98 0.02 306,951,469 75.05 0.29
3.5 Ms MDC Richter
99.98 0.02 306,952,288 75.05 0.29
3.6 Mrs SV Zilwa
99.98 0.02 306,952,035 75.05 0.29

4. Ordinary resolution 4 - Reappointment of Ernst & Young Inc. as auditors of the Company
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
90.56 9.44 306,963,593 75.05 0.29

5. Ordinary resolution 5 - General authority to directors to allot and issue ordinary shares
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
95.61 4.39 306,954,555 75.05 0.29

6. Ordinary resolution 6 - Non-binding advisory endorsement of the AngloGold Ashanti remuneration policy
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.23 1.77 305,669,560 74.74 0.60

7. Special resolution 1 - Remuneration of non-executive directors
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.31 1.69 306,933,490 75.04 0.30

8. Special resolution 2 -
General authority to acquire the Company’s own shares
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.84 0.16 306,701,672 74.99 0.30

9. Special resolution 3
–
Approval of the AngloGold Ashanti Limited Deferred Share Plan
(“DSP”)
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
97.78 2.22 306,924,280 75.04 0.30

10. Special resolution 4
–
Authority to issue ordinary shares pursuant to the DSP
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
97.60 2.40 306,948,904 75.05 0.29

11. Special resolution 5 - General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
94.17 5.83 306,932,191 75.04 0.30

12. Special resolution 6 - General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
98.45 1.55 306,932,006 75.04 0.30

13. Special resolution 7 -
Amendment of the Company’s Memorandum of Incorporation
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.93 0.07 306,933,809 75.04 0.30
Special resolution 7 will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.

14. Ordinary resolution 7 -
Directors’ authority to implement special and ordinary resolutions
Total shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95 0.05 306,945,629 75.05 0.29

(1)
Expressed as a percentage of 409,004,371 AngloGold Ashanti ordinary shares in issue as at Friday, 5 May
2017, being the Voting Record Date.

ENDS

16 May 2017
Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Contacts
Media

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Chris Nthite +27-83-301-2481
cnthite@anglogoldashanti.com
Investors

Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Sabrina Brockman +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2016 , which was filed with the United States Securities and Exchange
Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with
IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485
–
JSE share code: ANG CUSIP: 035128206
–
NYSE share code: AU

Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              AngloGold Ashanti Limited
Date: May 16, 2017
By: /s/ M E SANZ PEREZ
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance